Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT COMPLETES ANNUAL FILINGS

Toronto, April 2, 2009 – Brookfield Asset Management Inc. (TSX/NYSE:BAM) announced that it has filed its 2008 Annual Report, including its audited financial statements for the year ended December 31, 2008, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. The company also filed its audited reconciliation between Canadian and United States of America Generally Accepted Accounting Principles with the SEC on EDGAR. These documents are also available at www.brookfield.com and a hard copy will be provided to shareholders free of charge upon request.

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $80 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

For more information, please visit www.brookfield.com or contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: 416-956-5189
Fax.: 416- 363-2856
dcouture@brookfield.com